Filed by Cosan S.A.

Pursuant to Rule 425 of the U.S. Securities Act of 1933, as amended

Subject Company: Cosan Limited

Commission File Number: 1-33659

COSAN S.A. CNPJ 50.746.577/0001-15 NIRE 35.300.177.045 Publicly-held Company	COSAN LOGÍSTICA S.A. CNPJ 17.346.997/0001-39 NIRE 35.300.447.581 Publicly-held Company

NOTICE TO THE MARKET

Cosan S.A. (B3: CSAN3) (“Cosan”) and Cosan Logística S.A. (B3: RLOG3) (“Cosan Log”, jointly with Cosan, the “Companies”), in continuity with the Companies’ Material Fact dated July 3, 2020, and within the scope of analysis that has been conducted on the corporate restructuring proposal (“Intended Operation”), hereby informs its shareholders and the market in general that the Companies’ Boards of Directors, in meetings held on this date, approved the creation of Independent Special Committees (“Independent Committee(s)”, pursuant to Guidance Opinion issued by the Brazilian Securities and Exchange Commission (“CVM”) No. 35 of September 1, 2008 (“CVM Opinion No. 35/08”)

The Independent Committees of Cosan and Cosan Log shall be fully composed of independent non-executive members of Cosan and Cosan Log, with renowned experience and technical skills, as required by CVM Opinion No. 35/08. Cosan’s Board of Directors’ meeting elected Mrs. Patricia Regina Verderesi Schindler, Mrs. Patricia de Moraes, and Mr. Arthur Piotto Filho and Cosan Log’s Board of Directors’ meeting elected Messrs. Ronnie Vaz Moreira, Cassio Elias Audi, and Bruno Camara Soter.

Mrs. Patricia Verderesi Schindler has 30-year experience in the financial market, especially in risk management, controls, and structured operations, and served as JPMorgan Managing Director for the past 10 years, having held regional roles and being Chief Risk Officer for Brazil. Mrs. Schindler has also worked at Citigroup and Banco Safra, holding positions in business, derivatives, credit, and risk management areas.

Mrs. Patrícia Moraes is the founder and partner of Unbox Capital, with 20-year experience in investment banking at JPMorgan in Brazil, also was head of investment banking and head of corporate banking.

Mr. Arthur Piotto Filho served as Chief Financial and Investor Relations Officer at CCR S.A. and worked at Grupo Camargo Corrêa SA, in strategic planning, treasury, structured financing.

Mr. Ronnie Vaz Moreira has experience in the banking sector, he worked at Bank of Montreal, Pactual, ABN AMRO Bank and Deutsche Bank, and in the corporate sector, at Petrobras, Globo, Light and Andrade Gutierrez. Currently, Mr. Moreira is a sitting member at the boards of directors of Grupo Baumgart, Constellation Oil Services Holding, and Andrade Gutierrez.

Mr. Cassio Elias Audi has 27-year professional experience, he served as a portfolio manager at JP Morgan and CFO at Gillette Brazil (Procter & Gamble), Brookfield Asset Management, Rossi Residencial S.A. and Península Participações.

Mr. Bruno Camara Soter was one of the founders of Barbosa, Müssnich & Aragão, in 2009, Mr. Soter became partner and COO of Lazard’s Brazilian operations. In 2014, Mr. Soter became CEO of Librapar, a position held until 2016, when he founded Sinchro Partners.

Members of the Independent Committees shall perform the following duties: (a) analyze reports and/or opinions, where applicable, assess all material to be elaborated in the implementation of Intended Operation; (b) negotiate the swap ratio of CZZ Merger Proposal and Cosan Log Merger Proposal, as well as other terms and conditions of the Intended Operation; and (c) submit their recommendation to the Companies’ Boards of Directors to comply with CVM Opinion No. 35/08, defend the interests of related Companies and ensure that the Intended Operation observes the arm’s length conditions for its shareholders.

The Companies will keep shareholders and the market in general updated on any development or news in relation to the Intended Operation.

São Paulo, August 4, 2020.

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

No Offer or Solicitation

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information

This communication is being made in respect of the proposed corporate restructuring transaction involving Cosan, CZZ and Cosan Log. In connection with the proposed transaction, Cosan will file with the SEC a registration statement on Form F-4 that will include a prospectus of Cosan for the shares of Cosan to be issued pursuant to the proposed transaction. Cosan also plans to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Cosan may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 as well as other filings containing information about Cosan and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Caution about Forward-Looking Statements

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Cosan, CZZ and Cosan Log; beliefs relating to value creation as a result of a proposed transaction involving Cosan, CZZ and Cosan Log; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cosan’s, CZZ’s and Cosan Log’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Cosan’s, CZZ’s and Cosan Log’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Cosan’s, CZZ’s and Cosan Log’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Cosan, CZZ or Cosan Log to predict these events or how they may affect Cosan, CZZ or Cosan Log. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Cosan, CZZ nor Cosan Log has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.